Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Canada Announces 2010 Capital Program and Project Update

     TSX: OPC

     CALGARY, Dec. 8 /CNW/ - OPTI Canada Inc. (OPTI) announced today that our
Board of Directors has approved a $120 million capital program for 2010.
     OPTI's share of budgeted costs for Phase 1 of the Long Lake Project (the
Project) in 2010 is expected to be approximately $92 million. Completion of the ash processing unit in the Upgrader has been deferred to 2011 in order to manage 2010 capital costs. Phase 1 expenditures will be primarily directed towards sustaining capital for the SAGD operation and other initiatives to ensure the long-term reliability of the Project, including the installation of electric submersible pumps and the drilling of two new well pads. OPTI continues to estimate an average of $8 to $9 per barrel of sustaining capital over the life of the Project.
     In 2010, OPTI will invest approximately $23 million in advancing Phase 2 engineering and detailed execution plans with $5 million budgeted for development of Phases 3 through 6. OPTI and its joint venture partner, Nexen
Inc., have agreed to defer the sanctioning of Phase 2 to late 2011 in order to gain additional Phase 1 operating experience prior to construction of future phases, as well as to potentially obtain greater clarity on carbon dioxide regulations.
     "At the Long Lake Project, plant reliability and performance have improved substantially since the turnaround in September," said Chris
Slubicki, President and Chief Executive Officer of OPTI. "While it is early in the ramp-up process, we look forward to a significant ramp-up through 2010 with the reservoir responding to increasing and consistent steam volumes and the Upgrader fully operational and approaching design yields."

     Project Update

     Progress continues to be made in the ramp-up of the Project. Currently, steam injection is approximately 100,000 bbl/d with bitumen production of approximately 17,000 bbl/d. Average bitumen production for the month of
November was approximately 15,200 bbl/d. After the turnaround in the third quarter, the number of well pairs receiving steam has increased to over 70, with 50 well pairs on production as of December 7, 2009. Upgrader on-stream time is increasing and, in November, improved reliability allowed the Project to process 95% of produced and purchased bitumen. The solvent deasphalter and thermal cracking units are now in operation, allowing the Upgrader to transition from gasifying vacuum residue to gasifying asphaltenes. As a result, PSC(TM) yields have increased to approximately 70%. Once this transition is complete we expect PSC(TM) yields to reach approximately 80%.

     ABOUT OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company with a 35% working interest in the Long Lake Project, which is operated by Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrudea process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the
Toronto Stock Exchange under the symbol OPC.

     FORWARD LOOKING STATEMENTS

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies; the cost, development and operation of the
Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "anticipate,"
"estimate," "expect," "potential," "could" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: OPTI Canada Inc., (403) 249-9425/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 20:00e 08-DEC-09